Exhibit 99.2

CHECK-CAP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Lior Torem and Yoav Kimchy, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.20 per share, of Check-Cap Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Extraordinary General Meeting of Shareholders of the Company to be held on Monday, April 2, 2018, at 4:00 p.m. (Israel time) at the offices of the Company, the Check-Cap Building, 29 Abba Hushi Avenue, P.O. Box 1271, Isfiya, 3009000, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Amended Notice of and Amended Proxy Statement for the Extraordinary General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE.  IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ITEMS SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEM 3, WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

CHECK-CAP LTD.

APRIL 2, 2018

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

¯ Please detach along perforated line and mail in the envelope provided. ¯

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ITEMS 1, 2 AND 3.  PLEASE SIGN, DATE AND RETURN
PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve an increase of the Company’s authorized and registered share capital by NIS 12,500,000 and amend the Company’s Articles of Association accordingly.

FOR	AGAINST	ABSTAIN
☐	☐	☐

2.
To approve a reverse share split of the Company’s ordinary shares within a range of 1:8 to 1:12, the exact ratio to be determined by further action of the Company’s Board of Directors, to be effective on a date to be determined by our Board of Directors and announced by the Company, and to amend the Company’s Articles of Association (as may be amended, if Proposal 1 is approved) accordingly.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	To approve the terms of engagement of Mr. Alex Ovadia, as Chief Executive Officer.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a “personal interest” (as defined in the Amended Proxy Statement) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 3)

YES	NO
☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder ______________ Date ______________ Signature of Shareholder____________________ Date ____________

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.